Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2005	2004
	(As Restated)	(As Restated)
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$229,378	$114,141
Add (deduct):
Earnings on equity method investments	(32,942)	(30,595)
Distributions from unconsolidated entities	28,210	7,484
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(4,161)	(4,683)
	220,485	86,347
Add fixed charges:
Consolidated interest expense	106,388	95,243
Interest portion (1/3) of consolidated rent expense	16,899	14,810
	$343,772	$196,400

FIXED CHARGES:
Consolidated interest expense	$106,388	$95,243
Interest portion (1/3) of consolidated rent expense	16,899	14,810
	$123,287	$110,053

RATIO OF EARNINGS TO FIXED CHARGES	2.79	1.78

Tax-effected preferred dividends	$171	$166
Fixed charges	123,287	110,053
Fixed charges and preferred dividends	$123,458	$110,219

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.78	1.78